Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Overseas Regulatory Announcement
Resolutions passed by the Board of Directors of the Company on 19th April, 2007

3. the results announcement drafts (both A shares and H shares) for year 2006 were approved, and that such results announcements would be published, together with the financial statements as approved in paragraph 1 above, in Hong Kong and Shanghai simultaneously on 20th April, 2007, and it was agreed that the report of directors in the results announcements would be proposed to the 2006 annual general meeting of the Company for consideration.

4. the first class and business cabins of five A340-300 aircraft would be renovated. The direct cost of the renovation was estimated to be approximately RMB188 million. The President was authorized to take charge of the specific implementation.

5. to acquire additional equity interest in 北京東美航信科技技術有限公司(Beijing Dongmei Aviation Information Technology Co., Ltd.) for a consideration of relevant equipment in 95108 Calling Centre and a total cash consideration of RMB20 million, and change the company name to 東航客戶服務公司(名稱暫定) (Eastern Air Customer Service Co., Ltd. (provisional)) and change the registration place to Shanghai. The President was authorized to take charge of the specific implementation.

6. the 98.79% equity interest in 上海東航投資有限公司(China Eastern Airlines Investment Co., Ltd.) held by the Company would be transferred to China Eastern Air Holding Company for a consideration of approximately RMB467.57 million, which was determined with reference to the valuation price. As the equity transfer agreement has yet to be signed, the Company will make an announcement according to the requirements of the Listing Rules and proceed with the corresponding legal procedures upon signing of the equity transfer agreement. The independent non-executive directors presence at the meeting agreed with the equity transfer based on the above principle. The transaction contemplated in this resolution constitutes a connected transaction of the Company and the related directors abstained from voting.

7. 投資者關係管理制度(System for the Management of Investor Relation) was approved. (Specific details are set out on the website of Shanghai Stock Exchange, http://www.sse.com.cn).

8. the amendment on certain provisions in the Company's articles of association was approved, and would be proposed to the 2006 annual general meeting of the Company for consideration. The specific details of the amendment are as follow:

   A new clause numbered 21(2) to be added to existing Clause 21 of the Company's articles of association: "On 18th December, 2006, the share reform plan of the Company was approved in the relevant shareholders' meeting of A share market. Upon the implementation of the share reform, the total share capital of the Company remained unchanged and still comprised 4,866,950,000 shares, of which 2,904,000,000 A shares, representing 59.67% of the total share capital of the Company, were held by China Eastern Air Holding Company. 1,566,950,000 shares, representing 32.20% of the total share capital of the Company, were overseas listed H shares, and 396,000,000 shares, representing 8.13% of the total share capital of the Company, were domestic listed A shares."

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People’s Republic of China
19th April, 2007